SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended November, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

**********************

press release

18 November, 2011

BP AGREES TO SELL POMPANO AND MICA
ASSETS TO STONE ENERGY OFFSHORE

HOUSTON - BP announced today that it has agreed to sell its interests in the Pompano and Mica fields in the deepwater Gulf of Mexico to Stone Energy Offshore, LLC, a subsidiary of Stone Energy Corp.

Under the agreement, Stone Energy will pay BP $204 million in cash. The agreement includes the sale of BP's 75 per cent operated working interest (WI) in the Pompano field and assets and 50 per cent non-operated WI in the Mica field, together with a 51 per cent operated WI in Mississippi Canyon block 29 and interests in certain leases located in the vicinity of the Pompano field.

Completion of the sale is subject to the pre-emption rights of various co-working interest owners. The companies expect to complete the sale in 2012.

BP group chief executive Bob Dudley said: "We continue to make progress in our divestment programme as we focus on BP's areas of strength around the world. The sale of these mature assets will allow us to concentrate our efforts on the major production hubs and significant growth opportunities that BP has in the Gulf of Mexico."

On completion of the transaction BP will continue to operate seven production platforms in the Gulf of Mexico, producing from some of the largest deepwater oil and gas fields ever discovered.  Among BP's Gulf of Mexico assets are the giant fields Thunder Horse, Atlantis and Mad Dog, each of which have long production profiles and development programs.

Both the Pompano and Mica fields produce oil and gas through the Pompano platform, approximately 120 miles southeast of New Orleans. First oil was produced from the Pompano field in October 1994 after being discovered by BP and Kerr-McGee in 1985. The Mica field, tied back to the Pompano platform some 29 miles to the north west, began production in 2001.

-- ends --

Notes to editors:

• Stone Energy Corporation is an independent oil and natural gas exploration and production company headquartered in Lafayette, Louisiana, with additional offices in New Orleans, Louisiana, Houston, Texas and Morgantown, West Virginia.

• Equity interests:
- Pompano: BP (operator) 75 per cent; Anadarko 25 per cent
- Mica: ExxonMobil (operator) 50 per cent, BP 50 per cent.
- Mississippi Canyon block 29: BP (operator) 51 per cent, Anadarko (KerrMcGee) 22%, Hunt Oil 27%

• Pompano:

-   The Pompano Field is eight miles long, located within water depths ranging from 1,100 feet to 2,200 feet. Given the distance and depth range, the Pompano owners elected to use proven technology and placed a fixed platform in shallow water at the northern end of the field.

- A subsea tieback system, along with extended reach wells, was utilized to access the resources in the southern portion of the field. Pompano currently has 23 producing wells.

-   Pompano production capacity is 60,000 barrels of oil per day, 135 million cubic feet of gas per day. The Pompano platform is a four leg, twelve pile fixed structure situated in 1,300 feet of water. The Pompano platform is host to about 35 BP employees.

• BP in the GoM:

-    BP has been exploring in the deepwater Gulf of Mexico for more than a quarter of a century and is the Gulf's largest producer of oil and gas, both in the deep water (greater than 1,200 feet) and in total.

- BP is the largest leaseholder in the deepwater Gulf of Mexico, owning more than 650 leases.
- BP produces from over 20 fields in the Gulf, including Thunder Horse, Atlantis and Mad Dog, among the
Gulf's largest and deepest fields.

Further information:

BP press office, London: +44 (0)20 7496 4076, bppress@bp.com
Daren Beaudo, BP press office, Houston: + 1 281-366-4463, uspress@bp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:   18 November, 2011
/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary